

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 6, 2017

<u>Via E-Mail</u>
Charles Tralka
Secured Real Estate Income Fund II, LLC
2090 N. Kolb Road, Ste 120
Tucson, AZ 85715

> **Re:** **Secured Real Estate Income Fund II, LLC**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed February 7, 2017**
> **File No. 024-10623**

Dear Mr. Tralka:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2016 letter.

General

1. We note your response to comment 1. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

2. We note your template for future NAV disclosures. Please confirm that in the future your template will also disclose the following:

   • the process by which the value estimate will be determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, and the primary and secondary valuation methods used; and

- the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions.

Offering Circular Cover Page

3. We note your disclosure that you have agreed to pay Cambria Capital a placement fee and a non-accountable expense reimbursement of 7.0% and 1.5%, respectively, of the gross proceeds of your offering that are derived from investors introduced to you by Cambria Capital. Please also disclose what the per share price of a Class A Unit will be for investors that are not introduced to you by Cambria Capital. Please see Item 501(b)(3) of Regulation S-K.

4. We note your disclosure that the final closing will occur whenever your reach the maximum. Please disclose the date that the offering will end. Please see Item 501(b)(8)(iii) of Regulation S-K.

Offering Summary

Management Compensation, page 12

5. We note that Section 6.1(a)(ii) of your Limited Liability Company Operating Agreement provides that your Managing Member is entitled to a distribution in an amount equal to two percent of the amount distributed to the Class A Members described in Section 6.1(a)(i). This distribution appears to be in addition to the Asset Management Fee described in Section 3.5(a) of such agreement. We also note the expense reimbursement provision contained in Section 5.5 of your Limited Liability Company Operating Agreement contains a provision whereby you are agreeing to reimburse your Managing Member and Investment Manager for certain expenses. Finally, we note your disclosure on page 72 which states that your Managing Member may choose to service your Loans through the Managing Member, and that the loan servicer will be compensated by you and/or borrowers for such activities. Please revise your Management Compensation presentation to reflect these items and any other compensation, fees, profits and other benefits (including reimbursement of out-of-pocket expenses) that your Managing Member and its affiliates may earn or receive in connection with your offering and your operation. Please see Item 4 of Industry Guide 5 and Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

6. Please revise your Management Compensation presentation to include a termination and liquidation stage, if applicable.

<u>Management Fee, page 12</u>

7. We note that Section 3.5 of your Limited Liability Company Operating Agreement states that your "Managing Member shall receive an Asset Management Fee ("Asset Management Fee") in the amount of 2% per annum of the Capital Contributions, as adjusted from time to time." We also note that such agreement does not define Capital Contributions to include Capital Withdrawals. Please update your disclosure in this section to reflect this dynamic. Please also add appropriate risk factor disclosure.

<u>Distributions, page 17</u>

8. We reissue comment 12 in part. Since you currently do not have assets or an operating history, please remove the disclosure regarding your 8.0% preferred return from the forepart of your Offering Circular. Please see Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

9. Please add disclosure regarding how you will calculate "gross income."

10. We note that your profit share is paid quarterly and that your Members will also be eligible for regularly quarterly distributions of their pro-rata share of 80% of the Net Income of the Company to the extent cash is available. In the event that you do not have enough cash available to pay your quarterly profit share and your quarterly income distributions to your Members, please disclose how you will allocate your cash available for distribution.

11. We note your disclosure in the third full paragraph on page 18 regarding the Managing Member's review of distributions paid and the ratable adjustments. Please specifically disclose whether this provision also applies to your Managing Member's profit share distribution. Please also expand your disclosure to describe the intent of this provision. For instance, please provide disclosure regarding whether this provision is designed to ensure that 80% of your Net Income is given to your Members and 20% to your Managing Member over a period of six months, one year or over the life of your company's operations.

12. We note your response to comment 4. Please provide us with an analysis as to why the reinvestment of distributions as a credit to a members' capital account is not in effect the issuance of a fractional Class A Unit that would need to be registered under the Securities Act of 1933 absent an applicable exemption. To the extent you do not feel this is in effect the issuance of a fractional Class A Unit, please give us further information on how you plan to account for this additional capital contribution. In particular, we note that, beginning on March 31, 2017, you intend to offer your shares at a price based upon NAV and that you intend to redeem Class A Units at $9.00 per unit or NAV, depending on whether your offering is still being conducted. To the extent you are not issuing fractional shares as a result of a distribution reinvestment, please explain to us whether

investors purchasing at NAV will dilute investors that elect to reinvest distributions in your company. Also, please tell us how investors that choose to reinvest dividends will be provided a redemption price that accounts for their reinvested distributions.

NAV Share Price Adjustments, page 19

13. We note that after March 31, 2017, your price per Class A Unit will be adjusted and will be equal to your NAV divided by the number of Class A Units outstanding. To the extent that you have not raised your minimum offering amount prior to March 31, 2017, please disclose how you will calculate your offering price per share. Please also disclose whether underwriting discounts and commission will be added to the per share price that is based on NAV. Finally, we note your disclosure on page 106 which suggests that, following such time as your Class A Units are listed on a public exchange, you will no longer adjust your share price to be based upon NAV. Please disclose what the per share price of your Class A Units will be in this situation to the extent that you have not completed your offering.

14. We note your response to comment 15. Given that investors do not know the specific day that adjustments to the per share prices will be released, whether pursuant to a quarterly adjustment or an adjustment in cases where you believe there has been a material change to your NAV, and they will not be contacted directly if there is a subsequent change in the per share prices, please describe the process by which investors will receive the pricing information.

Risk Factors, page 24

15. We note your disclosure on page 19 that after March 31, 2017, the purchase price of your Class A Units will be based on NAV. We also note your disclosure on page 20 that during the offering period, the redemption price will be equal to $9.00 per unit. Please add risk factor disclosure that addresses the dilution and other risks to investors if the per share offering price for you Class A Units is simultaneously lower than your redemption price per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Company Act Considerations, page 53

16. We note your disclosure on page 53 regarding your redemption program. We also note that the description of your redemption program on page 53 appears to be inconsistent with the description of your redemption program contained elsewhere in your offering circular. Please revise your offering circular so that the description of your redemption program is consistent throughout. We may have further comment.

Prior Performance Summary

Prior Performance Tables, page 85

17. We note the inclusion of your prior performance tables in the offering circular. Please revise your tables so that they present information on your prior programs in a manner that is consistent with Appendix II in Industry Guide 5 and Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts. For instance, please provide prior performance information broken down by each individual prior program, limit Table IV to programs that have concluded operations, calculate the annualized return information in Table IV in a manner consistent with footnote 10 in Disclosure Guidance Topic No. 6 and include Table V, if applicable.

Description of Our Class A Units

Redemptions, page 107

18. We note your disclosure that your Managing Member may redeem outstanding Class A Units for purposes of stabilizing NAV. Please expand your disclosure to provide all material terms regarding how you intend to redeem Class A Units for purposes of stabilizing NAV. Please be advised that you are responsible for analyzing the applicability of Regulation M to your stabilizing program. To the extent you have questions you may contact the Division of Trading and Markets.

Independent Auditor's Report, page F-1

19. We note that your auditors indicate that their audit was conducted in accordance with auditing standards generally accepted in the United States of America, rather than standards of the Public Company Accounting Oversight Board (United States). In your next amendment, please have your auditor revise their audit report to comply with PCAOB AS 3101, *Reports on Audited Financial Statements*.

Part III – Exhibits

20. We note your disclosure in Exhibit 13.1 which states "[t]argeted 8% annual preferred return, paid monthly," and Exhibit 13.2 which states "[i]nvestors receive an annual return of 8%...." Please provide an analysis detailing your reasonable basis for such returns. As part of your analysis, please include how you considered that you are a blind pool and have limited operations. We may have further comment.

Exhibit 12.1

21. We note that you are a Delaware limited liability company. Please revise the opinion to also address the Delaware Limited Liability Company Act.

You may contact Jeffrey Lewis, Staff Accountant at (202) 551-6216 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel,
Office of Real Estate and
Commodities

cc: J. Martin Tate, Esq. (via E-mail)
        Carman Lehnhof Israelsen LLP